UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated October 10, 2024, announcing the registrant’s redemption of the bonds.

Istanbul, October 10, 2024

Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCELE2415

Within the scope of our Company’s announcement dated July 12, 2024, the redemption payment of the financing bond with ISIN code TRFTCELE2415 with a nominal amount of TRY 2,200,000,000, a maturity of 90 days and an annual simple interest of 51.50% was made on October 10, 2024 (today).

Board Decision Date	: 27.05.2024

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 8,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Overseas	: Domestic
Capital Markets Board Approval Date	: 28.06.2024

Capital Market Instrument To Be Issued Info

Type	: Financing Bond
Maturity Date	: 10.10.2024
Maturity (Day)	: 90
Sale Type	: Sale to Qualified Investor
Intended Nominal Amount	: 500,000,000
Intended Maximum Nominal Amount	: 2,200,000,000
The country where the issue takes place	: Türkiye
Title of Intermediary Brokerage House	: Ziraat Yatırım Menkul Değerler A.Ş.
Central Securities Depository	: Central Securities Depository of Türkiye
Starting Date of Sale	: 11.07.2024
Ending Date of Sale	: 11.07.2024
Nominal Value of Capital Market Instrument Sold	: 2,200,000,000
Maturity Starting Date	: 12.07.2024
Issue Price	: 1
Interest Rate Type	: Fixed Rate
Interest Rate - Yearly Simple (%)	: 51.50000
Interest Rate - Yearly Compound (%)	: 62.38986
Traded in the Stock Exchange	: Yes
Payment Type	: TRY Payment
ISIN Code	: TRFTCELE2415
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was the Payment Made?
1	10.10.2024	09.10.2024	10.10.2024	12.69863	279,369,860.00		Yes
Principal/Maturity Date Payment Amount	10.10.2024	09.10.2024	10.10.2024		2,200,000,000.00		Yes

*The date on which the right-holders are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	29.05.2024	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 10	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 10	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer